October 26, 2009
VIA EDGAR AND FACSIMILE (202.772.9217)
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	Inverness Medical Innovations, Inc. Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement Filed April 30, 2009 File No. 001-16789
Dear Mr. Rosenberg:
     This letter is submitted by and on behalf of Inverness Medical Innovations, Inc. (“Inverness” or “the Company”) in response to the further comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission delivered telephonically to David Teitel by Mary Mast and Staci Shannon from the Division of Corporate Finance in a conversation on October 22, 2009.
     For reference purposes, the additional comment provided telephonically has been reproduced herein with responses below the comment.
Form 10-K/A for the Fiscal Year Ended December 31, 2008 filed April 10, 2009
Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
(1) Revenue Recognition. page F-l3
Comment No. 1
Refer to your response to prior comment two and the two examples of programs that you included in your response.  For each of the examples you provided, address the following with more specificity:
•	Tell us how you measure your performance against objective financial cost savings and clinical criteria; and

•	Specifically address how your performance translates into financial cost savings for your customers.

Response to Comment No. 1
     As it relates to our congestive heart failure program and our complex care management programs, whether or not our contracts include at-risk fee arrangements, our customers engage us with an expectation that our services will improve compliance with treatment and medication plans and/or reduce the overall cost per participant for the patients that we manage in comparison to compliance rates and/or the cost per patient incurred in the unmanaged population or base-year measurement. Our ability to deliver such improved compliance rates and/or savings relative to the incremental cost our customers incur in engaging us is essential to our ability to renew contracts with our customers.
     As noted in our initial response to comment two in your September 1, 2009 letter, to measure our performance against objective financial cost savings and clinical criteria, we use various forms of available data, such as current claims data, program participation rate, utilization data and care center operating statistics.  Also, we maintain a database of the clinical care provided to all participants as they are enrolled in our programs.  Through our analysis of this data, we compare compliance rates and/or the overall cost per participant incurred during the relevant contract period to the cost per participant either in the base period prior to commencing our services or for patients included in the customer’s coverage group for whom we do not provide services. Therefore, we have timely access to medical care utilization trends that impact the cost of care which allows us to determine how the costs under the programs are trending and to objectively measure our actual performance against contractual benchmarks.
     Our heart failure program helps individuals with chronic heart failure to understand their illness and the serious health effects from not complying with care plans. In order to prevent disease progression, disability and the development of other chronic conditions, we focus on treatment plans, medication compliance and modifying unhealthy lifestyle behaviors.
     Our specialized nurses work with participants to recognize and control heart failure symptoms that lead to the worsening of their condition. This can include heart attacks, stroke, kidney failure and respiratory illnesses. Through educational materials, Web tools and telephonic interactions, we help people with heart failure learn how to quickly recognize the early warning signs of this disease. Through these techniques, our programs reduce healthcare costs by lowering hospitalization rates, reducing emergency room visits and controlling pharmaceutical costs.
     Our complex case management program consists of focused, high intensity support for the sickest and most costly 1 percent of a population. This subset of the patient population represents approximately one-third of claims costs. Using registered nurse care managers, we help coordinate care for these patients which often involves a large array of providers whose efforts are typically not well coordinated. Savings are achieved through reductions in hospital utilization and related costs.

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     We respectfully request that the contents of this letter and the attached materials be afforded a prompt review. We will therefore be contacting you shortly consistent with our discussions. If you have any questions regarding this letter or the attached materials or if you require additional information, please do not hesitate to contact me.
Sincerely,
/Jay McNamara/
Jay McNamara
Senior Counsel, Corporate & Finance

cc:	Ron Zwanziger, Chairman, Chief Executive Officer & President David Teitel, Chief Financial Officer Ellen Chiniara, General Counsel

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